UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2020

Parallel Flight Technologies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)
450 MCQUAIDE DRIVE La Selva Beach, CA. 95076	831-252-4175
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Parallel Flight Technologies, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on September 14, 2021, as modified by any Supplements and Amendments thereto.

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors."  The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Introduction

We design heavy-lift, Unmanned Aircraft Systems (UAS) based on proprietary parallel hybrid drone technology. Aircraft built with this technology can lift more payload pound-for-pound and fly longer than many competitive technologies. We are developing unmanned aircraft solutions to drastically improve safety and effectiveness for wildland firefighting, industrial logistics, and medical deliveries.

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews, and performing unmanned controlled burns for land management and to create firebreaks. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use-cases including disaster relief, construction, agriculture, energy, mining, search-and-rescue, and logistics. We are working closely with federal, state, and local fire agencies to build autonomous systems for firefighting.

Prototype Parallel Hybrid Multirotor in flight with 18kg (40lbs) of payload

Our technology has major differentiators from competitive technologies. Heavy lift electric drones are limited to very short flight times of approximately 15 minutes or less. Serial hybrid systems which include a gas-powered generator, can have hours of flight time, but suffer from poor efficiency and poor payload capability. Our unique solution delivers both high efficiency, long flight times, and heavy payload capability. We are currently designing a beta level aircraft with an anticipated payload capability of 100 pounds and a flight time of up to an hour. Smaller payloads allow the aircraft to carry auxiliary fuel tanks and fly significantly longer.

Beta Level Parallel Hybrid Unmanned Aircraft System

Beta Level Hybrid Power Module

In addition to our core Parallel Hybrid technology, we are developing new technology to improve safety for large unmanned systems, including, a novel system which enables aircraft to continue flying in the case of engine failures. The first phase of this development was funded by a NASA Phase 1 SBIR grant. We have successfully demonstrated the system on a test-stand, in fulfillment of the grant deliverables and have also filed a patent on the technology.

Prototype aircraft on a test stand used to demonstrate fault tolerance using a novel clutch mechanism.

In addition to NASA, the National Science Foundation (the “NSF”), and USDA have funded us with Phase 1 SBIR grants. SBIR grants are based on technical and commercial merit. The NSF has provided us with a grant to develop computer models of our unique hybrid propulsion system.  The grant also includes a commercialization program called I-Corps which supports developing the customer funnel and business model. The USDA grant was provided for the development of a large scale system for prescribed fire.

We are currently testing a beta level UAS. Following  internal flight testing, we intend to scale production of our first product, and kick-off development of a larger version, capable of even heavier payloads and more autonomy.

PFT Team with Beta Aircraft

Accomplishments

•In a short time period, we have created new technology and a working prototype that promises to expand the performance of UAS beyond the capability of competitive technologies.

•In 2019, we received a Phase 1 NASA SBIR grant to develop new safety technology around our parallel hybrid drone technology, which we successfully demonstrated at the conclusion of the grant. We have filed for a patent on this technology.

•In Q4 2019, we raised $1.07M through Regulation Crowd Funding, to begin developing our beta level UAS system.

•In Q1 2020, we were awarded a Phase 1 SBIR grant from the National Science Foundation.

•We have received substantial interest from various companies interested in purchasing or leasing our aircraft.

•We have completed four sessions of the Launch Alaska accelerator. Launch Alaska works side-by-side with game-changing startups to help them scale solutions to the planet’s hardest problems.

•In Q2 2020, the first samples of the Beta level Hybrid Power Module were manufactured.

•Awarded Phase I SBIR from USDA for development of large scale prescribed fire system

•In Q1, 2021, a Beta level aircraft was completed

•In Q1, 2021, Parallel Flight officially partnered with ACUASI in the FAA Beyond program

•Flight testing of the Beta level system commenced in early Q2 2021

Government Regulation

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the “FAA”) issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a “COA”) from the FAA, to fly in restricted airspace. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.  On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones. Pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS.

Intellectual Property

We currently have a patent pending on our core parallel hybrid technology for multirotor aircraft and a patent encompassing a control algorithm and clutch mechanism.

Competitors and Industry

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Top Flight Technologies, Boeing, Aerones, Watts Innovation, Harris Aerial, Forvola, Bell and LaFlamme.  The systems available on the market are helicopters, multi-rotors, or VTOL aircraft with all-electric, combustion or serial hybrid powertrains. We believe that the hybrid technology we are developing has advantages over all these types in terms of payload-to-weight ratio, duration, and/or redundancy.

One advantage of the parallel hybrid solution over conventional helicopters is the potential for true redundancy and failsafe mechanisms. The ability to fly through an engine failure and safely land the aircraft, without performing a complex autorotation will likely be a major selling point. Another advantage is ease of maintenance and maintenance cost. Our system is modular and hybrid power modules can easily be swapped out in the field, which will minimize downtime. Modules can be sent individually to a remanufacturing center, which will lower maintenance costs, as opposed to having highly skilled, high-cost technicians in the field.

Employees

We currently have 12 full-time and 3 part-time employees.

Property

Our main facility is located at 450 McQuaide Drive, La Selva Beach, CA. We rent space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.

Shop space (left), and runway at Airspace Integration (right)

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the “2020 Annual Period”), and the twelve-month period ended December 31, 2019 (the “2019 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in La Selva Beach, California.  We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2020 Annual Period, our revenue was $256,105, compared to $71,909, for the 2019 Annual Period.  We have not yet generated any sales and our revenue during both the 2019 Annual Period and the 2020 Annual Period is attributable solely to government grants.

Operating Expenses

Throughout the 2020 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development.  For the 2020 Annual Period, our operating expenses were $1,448,706, including, $656,711 for general and administrative, $41,749 for sales and marketing, and $750,246 for research and development.   For the 2019 Annual Period, our operating expenses were $347,665, including, $60,876 for general and administrative, $33,050 for sales and marketing, and $253,739 for research and development.  Our operating expenses were significantly higher during the 2020 Annual Period, primarily because of our increased research and development efforts.

Operating Loss

Our operating loss for the 2020 Annual Period, was $1,192,601, compared to $274,519, for the 2019 Annual Period.

Other (Income) Expenses

Our other income and expense for the 2020 Annual Period, was $37,616 of other expense, compared to $1,237 of other income for the 2019 Annual Period.

Net Loss

Our net loss for the 2020 Annual Period, was $1,230,217, compared to $274,519 for the 2019 Annual Period.

Liquidity and Capital Resources

As of December 31, 2020, we had $817,928 in cash, compared to $769,181 as of December 31, 2019.  As of March 31, 2021, and excluding any future proceeds we receive from our Regulation A+ Offering, we have sufficient operating capital for approximately 7 months.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2019, we had $248,000 in outstanding Simple Agreements for Future Equity (SAFEs), which were classified as long-term liabilities on our balance sheet.  In June 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A Shares.    As of December 31, 2020, we had no debt other than the remaining SAFE obligations.

Plan of Operations

The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $3,500,000 in addition to our current cash on hand, to complete.

Estimated Completion Date	Milestone	Estimated Cost

·Q2 2021	Continued Testing of Beta Level UAS	$1,000,000

·Q3 2021	Testing of Production Hybrid Power Module	$1,000,000

·Q1 2022	Limited Beta Aircraft Deliveries	$1,000,000

·Q2 2022	Production Hybrid Power Module Release	$500,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees

Joshua Resnick	Chief Executive Officer, President and Director	41	September 2018 – Present	Full Time

David Adams	Treasurer and Director	38	September 2018 – Present	Full Time

Robert Hulter	Secretary and Director	37	September 2018 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Joshua Resnick, has served as our chief executive officer, president and a director since our inception in September 2018, and oversees our operations.  Between June 2015 and January 2019, he served as Lead Electrical Engineer for the Semi Truck Program at Tesla Motors, where he led the system architecture and low-voltage engineering efforts. Mr. Resnick received a BS in Electrical Engineering from Worcester Polytechnic Institute.

David Adams, has served as our treasurer, a director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development.  Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers.  Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research.  Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our secretary, a director and lead software engineer since our inception in September 2018, where he oversees the development of our software.  Between January 2010 and September 2018, he served as an Electric Engineer for OLT Solar, where he was responsible for designing solar robotics cells.  Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2020:

Name(1)	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Joshua Resnick	Chief Executive Officer, President and Director	$116,791	$0	$116,791
David Adams	Treasurer and Director	$118,173	$0	$118,173
Robert Hulter	Secretary and Director	$111,529	$0	$111,529

(1)The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

We do not have employment agreements with any of our executive officers or directors.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Shares, our only voting securities, as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of our outstanding Class A Shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick	2,000,000	-	32.57%
Class A Common Stock	David Adams	1,500,000	-	24.42%
Class A Common Stock	Robert Hulter	1,500,000	-	24.42%
Class A Common Stock	All directors and officers as a group (3 persons)	5,000,000	-	81.41%

(1)The business address of each of the above named individuals, is 450 McQuaide, La Selva Beach, California 95076.

ITEM 5.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, which they have converted into Class A Common Stock in May 2020.

ITEM 6.  OTHER INFORMATION

None.

ITEM 7.  FINANCIAL STATEMENTS

ITEM 8.  EXHIBITS

EXHIBITS

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Second Amended and Restated Certificate of Incorporation(2)
2.2	Bylaws (3)
4.1	Form of Subscription Agreement(4)
6.1	Transfer Agent Agreement with StartEngine Secure(5)
6.4	Quotation Agreement with StartEngine (6)
8.1	Escrow Services Agreement(7)
12.1	Opinion of Alliance Legal Partners, Inc. for Regulation A+ Offering (8).

(1)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex1z1.htm)

(2)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex2z1.htm)

(3)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620000905/prll_ex2z2.htm)

(4)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex4z1.htm)

(5)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex6z1.htm)

(6)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement Supplement on Form 253(g)(2) (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000109690620000229/prll_253g.htm)

(7)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001481/prll_ex8z1.htm)

(8)Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Selva Beach, CA., on April 29, 2021.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By	/s/ Joshua Resnick

	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director Date: April 29, 2021

/s/ Robert Hulter
Robert Hulter, Director Date: April 29, 2021

/s/ David Adams
David Adams, Director Date: April 29, 2021

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

PARALLEL FLIGHT TECHNOLOGIES, INC

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Parallel Flight Technologies, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions including the Company incurring losses from operations and having negative cash flows in operating activities raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

April 29, 2021

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Assets
Current Assets:
Cash	$817,928	$769,181
Prepaid expenses	6,789	-
Total current assets	824,717	769,181

Property and equipment, net	48,589	5,026
Total assets	$873,306	$774,207

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$34,506	$17,304
Accrued liabilities	37,363	16,860
Deferred revenue	86,349	21,000
Total current liabilities	158,218	55,164

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 6	11,764	248,000
Total liabilities	$169,982	$303,164

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 3,722,040 outstanding at December 31, 2020 and 2019, respectively	60	37
Class B common stock, $0.00001 par value-3,000,000 authorized; 313,569 and 2,000,000 outstanding at December 31, 2020 and 2019, respectively	3	20
Stock subscription receivable	(49,921)	(57,408)
Additional paid-in capital	2,253,958	798,953
Accumulated deficit	(1,500,776)	(270,559)
Total stockholders' equity	703,324	471,043

Total liabilities and stockholders' equity	$873,306	$774,207

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019

Grant revenue	$256,105	$71,909

Operating expenses:
General and administrative	656,711	60,876
Sales and marketing	41,749	33,050
Research and development	750,246	253,739
Total operating expenses	1,448,706	347,665

Operating loss	(1,192,601)	(275,756)

Other (income) expenses:
Other income	(8,500)	(1,237)
Loss on extinguishment of SAFEs	44,352	-
Loss on remeasurement of SAFEs	1,764	-
Total other (income) expense	37,616	(1,237)

Net loss before income taxes	(1,230,217)	(274,519)

Provision for income taxes	-	-

Net loss	$(1,230,217)	$(274,519)

Weighted average loss per share of Class A and B common stock - basic and diluted	$(0.21)	$(0.05)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	5,999,992	5,049,680

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	Class A - Common Stock		Class B - Common Stock		Stock Subscription	Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity

Balance at December 31, 2018	3,000,000	$30	2,000,000	$20	$(50)	$-	$3,960	$3,960

Issuance of common stock for cash - Reg CF	711,776	7	-	-	(57,358)	956,551	-	899,200
Common stock issued for offering costs - Reg CF	10,264	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	(157,598)	-	(157,598)
Net loss	-	-	-	-	-	-	(274,519)	(274,519)
Balance at December 31, 2019	3,722,040	$37	2,000,000	$20	$(57,408)	$798,953	$(270,559)	$471,043

Conversion of Founders' stock	2,000,000	20	(2,000,000)	(20)	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	57,408	-	-	57,408
Conversion of SAFEs to common stock	201,688	2	-	-	-	284,350	-	284,352
Issuance of common stock for cash - Reg CF	84,696	1	-	-	-	110,416	-	110,417
Issuance of common stock for cash - Reg A	-	-	184,625	2	(49,921)	862,197	-	812,278
Issuance of common stock for cash - Reg D	-	-	125,251	1	-	321,651	-	321,652
Issuance of common stock for offering costs	-	-	3,693	-	-	-	-	-
Offering costs	-	-	-	-	-	(223,139)	-	(223,139)
Stock-based compensation	-	-	-	-	-	99,530	-	99,530
Net loss	-	-	-	-	-	-	(1,230,217)	(1,230,217)
Balance at December 31, 2020	6,008,424	$60	313,569	$3	$(49,921)	$2,253,958	$(1,500,776)	$703,324

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	For the Year Ended	For the Year Ended
	December 31, 2020	December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,230,217)	$(274,519)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,431	685
Loss on extinguishment of SAFEs	44,352	-
Loss on revaluation of SAFEs	1,764	-
Forgiveness of payment protection program loan	(33,411)
Stock based compensation	99,530	-
Changes in operating assets and liabilities:
Prepaid expense	(6,789)	-
Accounts payable	17,202	17,304
Accrued liabilities	20,503	14,525
Deferred revenue	65,349	21,000
Net cash used in operating activities	(1,019,286)	(221,005)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(45,994)	(5,711)
Net cash used in investing activities	(45,994)	(5,711)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of SAFE agreements	2,000	72,000
Proceeds from payment protection program loan	33,411	-
Common stock issued for cash, net of offering costs	1,078,616	741,602
Net cash provided by financing activities	1,114,027	813,602

Increase in cash and cash equivalents	48,747	586,886

Cash and cash equivalents, beginning of year	769,181	182,295
Cash and cash equivalents, end of year	$817,928	$769,181

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:
Fair Value of SAFEs converted to Class A - Common Stock	$284,352	$-

During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement.  All SAFE agreements converted to equity in accordance with the provisions of the agreements.

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 (“Inception”) in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of December 31, 2019, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances had not changed materially since the instruments were originated, and that the SAFEs were sold at the same terms to both related parties and unrelated parties throughout 2018 and 2019. Accordingly, there was no change in valuation during 2019.

As of December 31, 2020, management estimated the fair value of the remaining SAFE based on guidance prescribed by ASC 825-10.  Management’s estimate of fair value is based on an observable price change as of the date of its Regulation CF campaign.  As of December 31, 2020, all but $11,764 of the SAFEs converted to equity (See Note 5).

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment

Fixed assets are stated at cost.  The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years.  At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing.  As of December 31, 2020, all but $11,764 of these funds converted to equity.  As of December 31, 2019, these funds had been classified as long-term liabilities (See Note 5 and 7).

As of December 31, 2020 and 2019, the Company had accounted for its SAFEs as derivative liabilities under the FASB’s ASC section 815-40 and ASC section 815-10. No changes in the fair value of the SAFEs occurred during the period from issuance though the December 31, 2019.  As of December 31, 2020, the Company recognized a loss on remeasurement of the remaining SAFE agreement of $1,764 and a loss on extinguishment of $44,352.

Revenue Recognition

In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (ASC”) Topic 606, Revenue from Contracts with Customers is when the customer takes physical possession of the product.  The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606.  The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense.  Grant revenue was $256,105 and $71,909 for the years ended December 31, 2020 and 2019, respectively. In relation to grant revenue, as of December 31, 2020 and 2019, we deferred $86,349 and $21,000 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. Management believes the loss of such revenues will not have a material effect on the Company’s operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $750,246 and $253,739 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company’s net deferred tax asset at December 31, 2020 and 2019 was approximately $474,000 and $82,000, respectively, which primarily consists of net operating loss carry forwards.  As of December 31, 2020 and 2019, the Company provided a 100% valuation allowance against the net deferred tax assets,

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

which management could not determine, would more likely than not be realized.  During the years ended December 31, 2020 and 2019, the Company recorded an increase to valuation allowance for approximately $392,000 and $82,000, respectively.

At December 31, 2020 and 2029, the Company had federal and state net operating loss carry forwards of approximately $1,587,000 and $275,000, respectively.  The CARES Act amended rules related to the Company’s federal net operating losses allowing for the NOLs to be carried forward indefinitely.  The California net operating losses expire on various dates through 2040.

At December 31, 2020 and 2019, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.  The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company has filed its tax returns through 2020 and is not currently under examination by any tax authority.

Stock Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the years ended December 31, 2020 and 2019, the loss per share was $0.21 and $0.05, respectively, based on weighted average shares outstanding of Class A common stock of 5,106,054 and 3,049,680 and Class B common stock of 8593,938 and 2,000,000, respectively.

Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents.  The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Effect of COVID-19 Legislation

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected to utilize the PPP provisions in addition to the Economic Injury Disaster Loan (EIDL) advance assistance.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $1,019,286 and $221,005 for the years ended December 31, 2020 and 2019, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	December 31, 2020	December 31, 2019
Automotive equipment	$4,038	$4,038
Machinery and equipment	47,667	1,673
Total property and equipment	51,705	5,711
Accumulated depreciation	(3,116)	(685)
	$48,589	$5,026

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,431 and $685, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs.

The following table presents changes during the years ended December 31, 2020 and 2019 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the years ended December 31, 2020 and 2019:

SAFE Agreements
	December 31, 2020	December 31, 2019
Balance at beginning of period	$248,000	$176,000
Recognized remeasurement loss	1,764	-
Recognized extingushment loss	44,352	-
Issuances	2,000	72,000
Extinguishments	(284,352)	-
Balance at end of period	$11,764	$248,000

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2020, one of the Company’s founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020 (See Note 7).

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2019, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations.  During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price.   During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements.  Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of December 31, 2019, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019, management had determined that the carrying value was considered the fair value as SAFEs were sold with consistent terms throughout 2018 and 2019 to third parties and there were no indications that the value had changed.

Loan

In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in accordance with the terms of the CARES Act. The Company’s Note was forgiven in full.  The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001.  Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights.  At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

On May 30, 2020, the Company filed a restated certificate of incorporation which effectively made Class B Common Stock non-voting shares.  Simultaneously with this filing, one of the Founders converted his 2,000,000 shares of Class B Common Stock to Class A Common Stock.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

During the years ended December 31, 2020 and 2019, the Company sold 84,696 and 711,776 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of 110,417 and $956,558, respectively.  Of these funds, $-0- and $57,358 represents a subscription receivable as of December 31, 2020 and 2019, respectively.

During the year ended December 31, 2020, the Company sold 184,625 Class B common stock shares through a Regulation A offering for gross proceeds of $862,199.  Of these funds, $49,921 represents a subscription receivable as of December 31, 2020.

During the year ended December 31, 2020, the Company sold 125,251 Class B common stock shares through a Regulation D offering for gross proceeds of $321,651.

During 2020, the Company incurred offering fees of $223,139 in connection with the various offerings described above.  In addition, the Company issued 3,693 shares to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the “2020 Plan”) during 2020.  The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate.  A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

As of December 31, 2020, the Company granted 277,437 shares under the Plan.  Stock option activity under the 2020 Plan during the year ended December 31, 2020 is as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2019	-	$-
Granted	277,437	$1.40	10.0 years
Cancelled	-	-
Exercised	-	-
Outstanding at December 31, 2020	277,437	$1.40	9.5 years

Exercisable at December 31, 2020	186,114	$1.40	9.5 years

Vested or expected to vest at
December 31, 2020	186,114	$1.40	9.5 years

The intrinsic value of vested options at December 31, 2020 is $608,894. The weighted average grant date fair value per stock option granted during 2020 was $0.53.  The unrecognized compensation expense associated with outstanding stock options at December 31, 2020 is $48,837, and is expected to be recognized over a weighted average period of 1.2 years.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2020 was $99,530 and is included in general and administrative expense in the accompanying statements of operations.  The estimation of fair value of all options granted by the Company is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

	2020
Average risk-free rate	0.33%
Expected volatility	40%
Expected life	6	years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.  The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.  The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 29, 2021 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those described below.

Subsequent to December 31, 2020, the Company sold 469,642 shares of Class B Common Stock through its Regulation A offering The Company recognized gross proceeds of approximately $2,193,228 In connection with this offering.  Net proceeds from the offering will be reduced by offering costs incurred.